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                           RANDGOLD RESOURCES CONFIRMS
                                 MERGER PROPOSAL


LONDON, 8 AUGUST 2003 - The Board of Randgold Resources Limited ("Randgold") (LSE: RRS) (NASDAQ: GOLD), notes the recent press comment and confirms that it has submitted an indicative merger proposal to the Board of Ashanti Goldfields Company Limited ("Ashanti"). This indicative proposal envisages the acquisition of the issued share capital of Ashanti through a scheme of arrangement at a proposed ratio of one Randgold ordinary share or American Depository Receipt for every two Ashanti ordinary shares. It also proposes to retain the Ashanti name and is conditional on, amongst other things, further due diligence.

These discussions are at an early stage and may or may not lead to a formal proposal being made or an agreement being reached.

A further announcement will be made in due course, as appropriate.


ENQUIRIES:



   RANDGOLD                                          HSBC BANK PLC

Chief Executive                                      Adrian Coates /
Dr Mark Bristow                                      Tim Morgan-Wynne /
+44 779 775 2288                                     Jan Sanders
+27 (0) 82 800 4293                                  +44 207 991 8888

   Financial Director

Roger Williams
+44 779 771 9660

   Investor & Media Relations

Kathy du Plessis
+27 11 728 4701
Cell : +27 (0) 83 266 5847
randgoldresources@dpapr.com

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Randgold, and no-one else in connection with the matters referred to in this document and will not be responsible to any person other than Randgold for providing the protections afforded to customers of HSBC Bank plc, or for advising any such person on the contents of this announcement or any transaction referred to in this announcement.

DISCLAIMER: Statements made in this release with respect to Randgold's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure

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of Syama. For a discussion of important factors and risks involved in Randgold's business, refer to Randgold's Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the US Securities and Exchange Commission on 27 June 2003.

Randgold does not undertake any obligation to update any forward looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.